[redacted]

04001828

STATES
LANGE COMMISSION
D.C. 20549

VF 3-4-04 *R

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

SEC FILE NUMBER
8- 46466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICBA Financial Services Corporation

6

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Blvd
(No. and Street)

Memphis (City) Tennessee (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold DeVries (302)-352-6546
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

801 Nicollet Avenue, Suite 1300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William W. Reid, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA Financial Services Corporation, as of Dec. 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President/CEO

Title

Notary Public

Kenneth P. Ketcham MY COMM EXP NOTARY PUBLIC AT LARGE 6-13-2004 SHELBY CO. TN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICBA Financial Services Corporation

Statement of Financial Condition
December 31, 2003

Assets		
Cash	$	512,451
Receivables:		
Clearing broker-dealer (Note 7)		226,629
Program members		59,436
Income tax receivable		34,541
Other		12,817
Prepaid and other assets		71,068
Furniture and equipment, at cost, net of accumulated depreciation of $86,793		25,674
	$	942,616

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	365,083
Accrued expenses		8,347
Due to related parties (Note 2)		105,656
Deferred revenue		87,713
		566,799
Liability Subordinated to Claim of General Creditors (Note 5)		150,000
Commitments (Note 4)		
Stockholder's Equity (Note 6)		
Common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		849,900
Accumulated deficit		(624,183)
		225,817
	$	942,616

See Notes to Financial Statements.